Exhibit 12.1

In US$ thousands, except ratios	Six Months Ended June 30, 2013	2012	2011
Profit before income tax & adjustments for minority interest and equity earnings in affiliates	174,694	102,962	143,690
Add (Deduct):

Fixed charges, from below	133,297	269,147	214,545
Amortization of capitalized interest	347	557	451
Distributed earnings of affiliates	—	—	—
Preferred share dividends	6,550	4,540	—
Less:

Interest capitalized	(1,979)	(3,466)	(8,292)
Noncontrolling interest	—	—	—

Earnings as adjusted	312,909	373,740	350,394

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs and capital expenditures	56,637	125,578	99,070

Portion of lease expense representative of interest factor	76,660	143,569	115,475

Fixed charges, as above	133,297	269,147	214,545
Preferred share dividends	6,550	4,540	—

Fixed charges and preferred share dividends	139,847	273,687	214,545

Calculation of Earnings to Fixed charges Ratio
Ratio of earnings to fixed charges	2.24	1.37	1.63